Neovasc Regains Compliance with Nasdaq Minimum Bid Price Rule

VANCOUVER and MINNEAPOLIS -- via NewMediaWire - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that it has received written notification from the Nasdaq Stock Market LLC (the "Nasdaq") informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

As previously reported, on May 24, 2021, Neovasc received a letter from the Nasdaq notifying the Company that it was not in compliance with the minimum bid price requirement set forth in the Nasdaq Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until November 22, 2021, to regain compliance. In accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company requested and was granted a second 180-calendar day period, or until May 23, 2022, within which to evidence compliance with the $1.00 bid price requirement.

On May 13, 2022, Neovasc received notification from the Nasdaq stating that since the closing bid price of the Company's common shares had been greater than US$1.00 per share for the last 10 consecutive business days, from April 29, 2022 to May 12, 2022, Neovasc was in compliance with Listing Rule 5550(a)(2) and this matter is now closed.

The Company is also listed on the Toronto Stock Exchange and regaining compliance on the Nasdaq does not affect the Company's compliance status with such listing.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Neovasc Reducer™, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the Risk Factors section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the year ended December 31, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors

Mike Cavanaugh

ICR Westwicke

Phone: +1.617.877.9641

Email: Mike.Cavanaugh@westwicke.com

Media

Sean Leous

ICR Westwicke

Phone: +1.646.866.4012

Email: Sean.Leous@westwicke.com